October 31, 2017	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
Structured Investments
$26,000
Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio due October 31, 2019
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
•	The notes are designed for investors who seek a return of 1.50 times any appreciation of the Fund, up to the maximum return, at maturity.
•
Investors should be willing to forgo interest and dividend payments and, if the Final Value is less than the Initial Value by more than the Buffer Amount of 5.00%, be willing to lose up to 95.00% of their principal amount at maturity.

•
The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co.  Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on October 31, 2017 and are expected to settle on or about November 3, 2017.

Fund	Bloomberg Ticker	Initial Value	Maximum Return / Maximum Payment at Maturity per $1,000 Principal Amount Note	CUSIP
PowerShares S&P 500® Quality Portfolio	SPHQ	$29.12	14.00% / $1,140.00	48129HDC8

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
SPHQ Notes (per note / total)	$1,000 / $26,000	$6 / $156	$994 / $25,844
(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $7.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $982.60 per $1,000 principal amount note.  See “The Estimated Value of the Notes” in this pricing supplement for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 15, 2016, underlying supplement no. 1-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

General Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor: JPMorgan Chase & Co.
Fund: As specified on the cover of this pricing supplement
Upside Leverage Factor: 1.50
Maximum Return: As specified on the cover of this pricing supplement
Buffer Amount: 5.00%
Pricing Date: October 31, 2017
Original Issue Date (Settlement Date): On or about November 3, 2017
Observation Date *: October 28, 2019
Maturity Date*:  October 31, 2019
* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement
Payment at Maturity:
If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return × Upside Leverage Factor), subject to the Maximum Return
If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.
If the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Fund Return + Buffer Amount)]
If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.
Fund Return:
(Final Value – Initial Value)
Initial Value
Initial Value: The closing price of one share of the Fund on the Pricing Date, as specified on the cover of this pricing supplement
Final Value: The closing price of the Fund on the Observation Date
Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Pricing Date.  The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund.  See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

Hypothetical Payout Profile

The following table illustrates the hypothetical total return at maturity on hypothetical notes linked to a hypothetical Fund and may not reflect the actual terms of the notes offered by this pricing supplement.  See the cover of this pricing supplement and “General Key Terms” in this pricing supplement for the actual terms of the notes offered by this pricing supplement.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns and payments set forth below assume the following:
•	an Initial Value of $100.00;
•	an Upside Leverage Factor of 1.50;
•	a Maximum Return of 10.00%; and
•	a Buffer Amount of 5.00%.
The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value.  The actual Initial Value is the closing price of one share of the Fund on the Pricing Date and is specified on the cover of this pricing supplement.   For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.
Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table have been rounded for ease of analysis.
Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$180.00	80.00%	10.00%	$1,100.00
$165.00	65.00%	10.00%	$1,100.00
$150.00	50.00%	10.00%	$1,100.00
$140.00	40.00%	10.00%	$1,100.00
$130.00	30.00%	10.00%	$1,100.00
$120.00	20.00%	10.00%	$1,100.00
$115.00	15.00%	10.00%	$1,100.00
$110.00	10.00%	10.00%	$1,100.00
$106.67	6.67%	10.00%	$1,100.00
$105.00	5.00%	7.50%	$1,075.00
$102.50	2.50%	3.75%	$1,037.50
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	-5.00%	$950.00
$80.00	-20.00%	-15.00%	$850.00
$70.00	-30.00%	-25.00%	$750.00
$60.00	-40.00%	-35.00%	$650.00
$50.00	-50.00%	-45.00%	$550.00
$40.00	-60.00%	-55.00%	$450.00
$30.00	-70.00%	-65.00%	$350.00
$20.00	-80.00%	-75.00%	$250.00
$10.00	-90.00%	-85.00%	$150.00
$0.00	-100.00%	-95.00%	$50.00

PS-2 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

How the Notes Work

Upside Scenario:
If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of 1.50, up to the Maximum Return.  Assuming a hypothetical Maximum Return of 10.00%:
•	if the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a 7.50% return, or $1,075.00 per $1,000 principal amount note; or
•
if the closing price of one share of the Fund increases 30.00%, investors will receive at maturity a return equal to the 10.00% Maximum Return, or $1,100.00 per $1,000 principal amount note, which is the maximum payment at maturity.

Par Scenario:
If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount of 5.00%, investors will receive at maturity the principal amount of their notes.
Downside Scenario:
If the Final Value is less than the Initial Value by more than the Buffer Amount of 5.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value by more than the Buffer Amount.
•
For example, if the closing price of one share of the Fund declines 50.00%, investors will lose 45.00% of their principal amount and receive only $550.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-50.00% + 5.00%)] = $550.00
The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.
Risks Relating to the Notes Generally
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal.  If the Final Value is less than the Initial Value by more than 5.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 5.00%.  Accordingly, under these circumstances, you will lose up to 95.00% of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN —
regardless of the appreciation of the Fund, which may be significant.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities.  Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements.  As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes.  If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes.  In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.
•	JPMORGAN CHASE & CO. MAY BE ONE OF THE COMPANIES THAT MAKE UP THE FUND OR ITS UNDERLYING INDEX,
but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the price of the Fund or the levels of its Underlying Index (as defined under “The Fund” below).
•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	LACK OF LIQUIDITY —
The notes will not be listed on any securities exchange.  Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.  You may not be able to sell your notes.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors.  The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “The Estimated Value of the Notes” in this pricing supplement.

PS-4 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of the Fund.  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.  See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.
Risks Relating to the Fund
•	THERE ARE RISKS ASSOCIATED WITH THE FUND —
The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•
THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index.  In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index.  All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index.  In addition, corporate actions with respect to the equity securities underlying a Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index.  Finally, because the shares in the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

PS-5 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected.  This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund.  Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund.  As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payments on the notes.
•	THE INVESTMENT STRATEGY REPRESENTED BY THE FUND MAY NOT BE SUCCESSFUL —
The Fund seeks to track the investment results (before fees and expenses) of the S&P 500® Quality Index.  The S&P 500® Quality Index is designed to track the top 100 stocks in the S&P 500® Index on the basis of their quality score, which is calculated based on return on equity, accruals ratio and financial leverage ratio.  There is no assurance that the Fund will outperform any other exchange-traded fund or any index or strategy that tracks U.S. stock selected using other criteria.  The financial measures used to calculate the quality score may not be accurate indicators of the quality of the relevant stocks.  Stocks that are considered “high quality” under this methodology (i.e., with high quality score) may nevertheless underperform other stocks in the S&P 500® Index or the S&P 500® Index as a whole.  In addition, the S&P 500® Quality Index is constructed pursuant to a modified market-capitalization weighting methodology, in which the weights of components are adjusted based on their quality score.  It is possible that the stock selection and weighting methodology of the S&P 500® Quality Index will adversely affect the return of the Fund.  Accordingly, the investment strategy represented by the Fund may not be successful, and your investment in the notes may result in a loss.  An investment in the notes may also underperform an investment linked to the S&P 500® Index as a whole.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —
The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

PS-6 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

The Fund

The Fund is an exchange-traded fund of PowersShares Exchange-Traded Fund Trust, a registered investment company, that seeks to track the investment results (before fees and expenses) of the S&P 500® Quality Index, which we refer to as the Underlying Index with respect to the Fund.  The S&P 500® Quality Index is designed to track the top 100 stocks in the S&P 500® Index on the basis of their quality score, which is calculated based on return on equity, accruals ratio and financial leverage ratio.  For additional information about the Fund, see Annex A in this pricing supplement.
Historical Information
The following table sets forth the closing price of one share of the Fund on October 31, 2017.  The following graph sets forth the historical performance of the Fund, based on the weekly historical closing prices from January 6, 2012 through October 27, 2017.  We obtained the closing prices below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing prices of one share of the Fund may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.
The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Observation Date.  There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $50.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.
Fund	Closing Price of One Share on October 31, 2017
PowerShares S&P 500® Quality Portfolio	$29.12

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  The notes could be treated as “constructive ownership

PS-7 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes.  Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.
The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.
Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”).  Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.
Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note.  However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019.  You should consult your tax adviser regarding the potential application of FATCA to the notes.
The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.
The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

PS-8 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates.  Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.
The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.  See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.
Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances.  This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.
Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.
Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts

PS-9 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.
Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-10 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

Annex A
The PowerShares S&P 500® Quality Portfolio

All information contained in this pricing supplement regarding the PowerShares S&P 500® Quality Portfolio (the “Quality Fund”) has been derived from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, Invesco PowerShares Capital Management LLC (“Invesco”) and Invesco Ltd.  Invesco is currently the investment advisor to the Quality Fund.  The Quality Fund is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “SPHQ.”
The Quality Fund seeks to track investment results (before fees and expenses) of the S&P 500® Quality Index (the “Quality Index”).  See “— The S&P 500® Quality Index” below for more information about the Quality Index.
The Quality Fund employs a “full replication” methodology in seeking to track the Quality Index, meaning that it generally invests in all of the securities comprising the Quality Index in proportion to the weightings of the securities in the Quality Index.  However, under various circumstances, the Quality Fund may not be possible or practicable to purchase all of those securities in those same weightings.  In those circumstances, the Quality Fund may purchase a sample of securities in the Quality Fund.
A “sampling” methodology means that Invesco uses a quantitative analysis to select securities from the Quality Index to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the Quality Index in terms of key risk factors, performance attributes and other characteristics.  These include industry weightings, market capitalization, return variability, earnings valuation, yield and other financial characteristics of securities.  When employing a sampling methodology, Invesco bases the quantity of holdings in the Quality Fund on a number of factors, including asset size of the Quality Fund, and generally expects the Quality Fund to hold less than the total number of securities in the Quality Index.  However, Invesco reserves the right to invest the Quality Fund in as many securities as it believes necessary to achieve the Quality Fund’s investment objective.
The Quality Fund’s return may not match the return of the Quality Index (that is, it may experience tracking error) for a number of reasons.  For example, the Quality Fund incurs operating expenses not applicable to the Quality Index, and incurs costs in buying and selling securities, especially when rebalancing the Quality Fund’s securities holdings to reflect changes in the composition of the Quality Index.  If the Quality Fund uses a sampling approach, its use of a sampling approach may result in returns for the Quality Fund that are not as well-correlated with the return of the Quality Index as would be the case if the Quality Fund purchased all of the securities in the Quality Index in the proportions represented in the Quality Index.  In addition, the performance of the Quality Fund and the Quality Index may vary due to asset valuation differences and differences between the Quality Fund’s portfolio and the Quality Index resulting from legal restrictions, costs or liquidity constraints.
PowerShares Exchange-Traded Fund Trust is a registered investment company and is authorized to have multiple series of portfolios, including the Quality Fund.  Information provided to or filed with the SEC by PowerShares Exchange-Traded Fund Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-102228 and 811-21265, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding PowerShares Exchange-Traded Fund Trust, Invesco, Invesco Ltd. and Quality Fund, please see the Quality Fund’s prospectus.  In addition, information about PowerShares Exchange-Traded Fund Trust, Invesco, Invesco Ltd. and the Quality Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Invesco website at https://www.invesco.com/portal/site/us/financial-professional/home.  Information contained in the Invesco website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.
The S&P 500® Quality Index
All information contained in this pricing supplement regarding the Quality Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”).  The Quality Index is calculated, maintained and published by S&P Dow Jones.  S&P Dow Jones has no obligation to continue to publish, and may discontinue the publication of, the Quality Index.
The Quality Index began publishing on July 8, 2014.  The Quality Index is reported by Bloomberg, L.P. under the ticker symbol “SPXQUP.”
The Quality Index is a modified market-capitalization weighted index designed to track the top 100 stocks in the S&P 500® Index on the basis of their quality score, which is calculated based on return on equity, accruals ratio and financial leverage ratio.  For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement, as supplemented by the “— Supplemental Information About the S&P 500® Index” below.
Eligibility Criteria
For a security to be eligible for consideration for the Quality Index, it must, on the rebalancing reference date be an existing member of the S&P 500® Index.

PS-11 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

Index Construction
Constituent Selection
Securities in the eligible universe are selected for inclusion based on quality scores.  The quality score of each stock is derived from its return-on-equity, accruals ratio and financial leverage ratio.  The quality score of each stock is updated semi-annually at the June and December index rebalancings.  The top 100 constituents in the S&P 500® Index by quality score are selected for inclusion in the Quality Index.
Fundamental Ratios Calculation
The first step to determine the overall quality score is to calculate, as of the rebalancing reference date, the three fundamental ratios below for each security in the index universe. They are defined as follows:
•	Return on Equity (“ROE”). This is calculated as a company’s trailing 12-month earnings per share (“EPS”) divided by its latest book value per share (“BVPS”):
•	Accruals Ratio. This is computed using the change of a company’s net operating assets over the last year divided by its average net operating assets over the last two years:
•	Financial Leverage Ratio. This is calculated as a company’s latest total debt divided by its book value.
Outlier Handling and Winsorization
Outlier fundamental ratios are winsorized to ensure that the average values used to calculate the overall quality score are less distorted by extreme values.  Winsorization reduces the impact of outliers on a data set by limiting them to a designated valued or score.
•
Return on Equity and Accruals Ratio.  For a given fundamental variable, the values for all securities are first ranked in ascending order.  Then, for securities that lie above the 97.5 percentile rank or below the 2.5 percentile rank, their value is set as equal to the value of the 97.5 percentile ranked or the 2.5 percentile ranked security, whichever is applicable.  If the underlying data points for a given stock’s ROE are both negative, leading to a positive ROE, its ROE value will be excluded and the stock will be assigned an ROE z-score set as equal to the ROE z-score value of the 2.5 percentile ranked security.

•
Financial Leverage Ratio.  The values for all securities are first ranked in ascending order.  Then, for securities that lie above the 97.5 percentile rank or below the 2.5 percentile rank, their value is set as equal to the value of the 97.5 percentile ranked or the 2.5 percentile ranked security, whichever is applicable.  If the underlying data point for a given stock’s BVPS is negative, leading to a negative Leverage, its Leverage value will be excluded and the stock will be assigned a Leverage z-score set as equal to the Leverage z-score value of the 2.5 percentile ranked security.

Z-Score and Quality Score Computation
Computing a z-score is a widely adopted method of standardizing a variable in order to combine it with other variables that may have a different scale or unit of measurement.  After winsorizing all the three fundamental ratios, the z-score for each of the three ratios for each security is calculated using the mean and standard deviation of the relevant variable within each of the index universes as follows:
where:
= Z-score for a given security
= Winsorized variable for a given security
= Arithmetic mean of the winsorized variable in the Quality Index, excluding any missing values
= Standard deviation of the winsorized variable in the Quality Index

PS-12 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

For each security, the average z-score is computed by taking a simple average of the three scores.  Where there is a missing value, the average z-score is computed by taking a simple average of the remaining two scores.  A security must have at least one z-score for it to be included in the Quality Index.
Outlier average z-scores are winsorized to ensure that the overall quality scores are less distorted by extreme values.  To do this, for a given average z-score, the values for all securities are first ranked in ascending order.  Then, for securities that lie above 4 or below -4, their value is set as equal to 4 or -4, whichever is applicable.
Using the winsorized average z-scores, a quality score is computed for each of the securities.  For a given security, if its winsorized average z-score is above 0, then its quality score will be the addition of 1 and the average z-score.  On the other hand, if its winsorized average score is below 0, then its quality score will be the result of the reciprocal of 1 subtracted by its average z-score.
•	If average Z > 0, Quality Score = 1 + Z
•	If average Z < 0, Quality Score = (1 / (1 – Z))
•	If average Z = 0, Quality Score = 1
Buffer Rule
A 20% buffer is applied to stocks already in the Quality Index in order to reduce portfolio turnover and is implemented as follows:
•	Stocks are ranked based on quality score and those ranked within the top 16% of the stock count are automatically chosen for index inclusion.
•	All stocks which are current constituents that fall within the top 24% of the stock count are then chosen for index inclusion in order of their quality score.
•	If at this point 20% of stocks in the index universe have not been chosen, the remaining stocks are chosen based on their quality score.
At times a company may appear to temporarily violate one or more of the addition criteria.  However, the addition criteria above are for addition to the Quality Index, not for continued membership.  As a result, an index constituent that appears to violate criteria for addition to the Quality Index will not be deleted unless ongoing conditions warrant an index change.
Weights Computation
For a given rebalancing date, all the securities eligible for inclusion in the Quality Index are weighted by the product of their market capitalization in the eligible index universe and the quality score, subject to security and sector constraints.  This is done using an optimization procedure such that the maximum weight of each security is the lower of 5% and 20 times its market capitalization weight in the eligible index universe and the maximum weight of any given Global Industry Classification Standard (GICS®) sector is 40%.  Each stock’s weight is floored at 0.05%.  The capping algorithm redistributes the excess weight to the other stocks in proportion to their quality weights.
Where the optimization procedure fails for a given period, the constraints are then relaxed in the following order: the maximum weight of the security and then the maximum weight of the sector and finally.
Multiple Share Classes/Dually Listed Companies
For companies with more than one share class line, each company is represented once by the company’s primary listing.  For companies with more than one listing, each company is represented once by the most liquid listing.
Index Calculation
The Quality Index is a modified market-capitalization index and is calculated using the same methodology as the S&P 500® Index, except that the constituents of the Quality Index are weighted as described under “— Index Construction — Weights Computation” above.  For additional information about the calculation of the S&P 500® Index, see ““Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.
Index Maintenance
The Quality Index is rebalanced semi-annually after the close on the third Friday of June and December.  The fundamental data reference date is five weeks prior to the rebalancing date.  As part of the rebalancing process, constituent stock weights are updated.  The rebalancing reference dates are the last business day of May and November, respectively.  Weights calculated as a result of the reference date data are implemented in the Quality Index using closing prices as of the Wednesday prior to the second Friday of June and December.

PS-13 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

The majority of additions and deletions occur as part of the semi-annual index rebalancing in June and December.  Constituents removed from the S&P 500® Index are also removed from the Quality Index simultaneously.
In the case of spin-offs, the spun-off company is added to the Quality Index at a zero price and will be dropped from the Quality Index after the first day of regular way trading provided the drop event has been announced at least two days prior to the drop date.
In the case of initial public offerings (“IPO”), IPO additions to the Quality Index take place at the semi-annual rebalancings.  To be considered eligible for index inclusion, an IPO must first be a constituent of the S&P 500® Index.
The table below summarizes types of index maintenance adjustments and indicates whether or not a divisor adjustment is required.
Type of Corporate Action	Comments	Divisor Adjustment
Spin-off
The spin-off is added to the Quality Index on the ex-date at a price of zero. Each individual index methodology will specify whether the spin-off will be eligible to remain in the Quality Index beyond the ex-date.
No
Rights offering
The price is adjusted to the Price of the Parent Company minus (the Price of Rights Offering/Rights Ratio). The adjustment factor changes according to equation (20), to maintain the weight to be the same as the company had before the rights offering.
No
Stock split	Shares are multiplied by and the price is divided by the split factor.	No
Share/IWF changes	None. The adjustment factor is changed to keep the index weight the same.	No
Special dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the ex-date.	Yes.
Merger or acquisition	If the surviving company is already an index member, it is retained in the Quality Index. If the surviving company does not meet index criteria, it is removed.	Yes, if there is a removal.
Constituent change	The company entering the Quality Index goes in at the weight of the company coming out.	No
Delisting, acquisition or any other corporate action resulting in a constituent deletion	The stock is dropped from the Quality Index	Yes

PS-14 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio

Index Governance
S&P Dow Jones’ Global Benchmarks Index Committee (“Index Committee”) maintains the Quality Index.  The Index Committee meets regularly.  All committee members are full-time professional members of S&P Dow Jones’ staff.  At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the Quality Index to the market, companies that are being considered as candidates for addition to the Quality Index, and any significant market events.  In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.
S&P Dow Jones considers information about changes to its indices and related matters to be potentially market moving and material.  Therefore, all Index Committee discussions are confidential.
Supplemental Information About the S&P 500® Index
In addition to the criteria for addition to the S&P 500® Index set forth in the accompanying underlying supplement, a company must have a primary listing of its common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or Investors Exchange (IEX).  Also, effective March 10, 2017, company additions to the S&P 500® Index should have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).  As of July 31, 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the S&P 500® Index, but securities already included in the S&P 500® Index have been grandfathered and are not affected by this change.

PS-15 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the PowerShares S&P 500® Quality Portfolio